18006116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-66717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viscogliosi & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Urquiola — 212-744-1549 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co. P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jean Urquiola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viscogliosi & Company, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTONETTE M ALEXANDER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01AL6347658
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES SEP 12, 2020

Signature

CEO
Title

Antonette M. Alexander
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

TABLE OF CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Viscogliosi & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Viscogliosi & Company LLC, as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company, as of December 31, 2017 in conformity with the accompanying principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanford Becker & Co, P.C.

We have served as the Company's auditors since 2009.

New York, NY
February 27, 2018

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 49,702
Investment in securities	1,537,530
Other assets	59,097
Total Assets	**$ 1,646,329**
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accrued expenses	$ 18,361
Members' Equity	
Members' equity	1,627,968
Total Liabilities and Members' Equity	**$ 1,646,329**

The accompanying notes are part of this financial statement.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Viscogliosi & Company, LLC, (the "Company"), is majority owned by Viscogliosi Brothers, LLC ("VB"). The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA.

The Company provides and is engaged in private placements, investment banking and underwriting services.

All revenue is derived from the Company's private placement income, advisory and consulting fees which are from affiliated companies in which the Company, VB, or certain members of VB have ownership interests.

VB intends to provide the Company with sufficient working capital to meet future operations and minimum net capital requirements.

Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

The Company recognizes revenue upon providing private placement and investment banking services to its clients and when the amount is determinable and realizable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company, as a limited liability company, has elected to be treated similar to a partnership, whereby its taxable income or loss is taxable directly to its members. Accordingly, no provision for Federal and State income tax has been provided.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 2 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 – Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Company's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets and liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Note 3 – Fair Value Measurements of Investments (continued)

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measure.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurements falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2017, assets measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
Private equity securities	$ 1,537,530	$ -	$ -	$ 1,537,530
Total	$ 1,537,530	$ -	$ -	$ 1,537,530

The following is a reconciliation of the beginning and ending balances measured at fair value using significant unobservable inputs during the year ended December 31, 2017:

	Beginning Balance	Purchases	Unrealized Gain	Ending Balance
Private equity securities	$ 1,537,530	$ -	$ -	$ 1,537,530
Total	$ 1,537,530	$ -	$ -	$ 1,537,530

Note 3 – Fair Value Measurements of Investments (continued)

Private Equity Securities
In connection with its investment advisory services, the Company has obtained equity securities giving it certain rights in a private company. These equity securities entitle the Company to preference in liquidation, up to a limit, equal to their investment. In addition, these equity securities entitle the Company to participation rights.

The private equity securities are classified as securities held for sale.

The fair value of the equity securities received for services, as of December 31 2017, is estimated using Option-Pricing Method back solve ("OPM backsolve"). The OPM backsolve method used derives the implied total equity value using the Discounted Future Earnings method, an Income Approach, which discounts projected future earnings back to present value at a rate that reflects the risk inherent in the projected earnings. This method serves to estimate entity value by considering the income (benefits) generated by the asset over a period of time. The OPM backsolve treats various equity classes and related derivatives as series of call options on the total equity value of a company to be exercised as part of a liquidation event. The OPM backsolve uses the Black-Scholes option-pricing model to price each class of securities, warrants and the call options, which represent tranches of liquidation preferences. The value of each class of stock is dependent on the liquidation preference of that class, risk free rate, expected term until the liquidity event, volatility and dividend yield.

This method incorporates the following significant inputs:

- A weighted average cost of capital of 15.7% for purposes of discounting cash flows, having considered company specific cost of debt of 14%.
- A volatility assumption which is based on average historical price volatility of publicly traded companies similar in nature to the underlying client company issuing the security, estimated at 40%.
- A term of exercise which equals the Company's expected remaining life of the call options of one year.
- The company is assumed to be non-dividend yield producing.
- A risk-free interest rate is used, which is derived from the Treasury yield curve as of December 31, 2017 and is calculated based on the risk-free interest rates that correspond closest to the expected term of exercise.

Note 4 - Net Capital Requirements

The Company is subject to the net capital requirements of SEC Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15th of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $31,341 which exceeded the required minimum net capital by $26,341. Aggregate indebtedness at December 31, 2017 totaled $18,361 and the ratio of aggregate indebtedness to net capital was .59 to 1.

Note 5 – Related Party Transactions

The Company has an agreement with VB, whereby the Company pays VB for rent and administrative services which amounted to $10,800 in 2017. At December 31, 2017, the amount due to VB totals $2,700 and is included in accrued expenses on the statement of financial condition. At December 31, 2017, $53,022 of receivables from affiliates are included in other assets on the statement of financial condition.

Note 6 – New Accounting Pronouncement

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The ASU 2014-09 is effective for annual periods beginning after December 15, 2017. The Company does not believe that the ASU will have a material impact on its financial statements. This standard will be effective for the Company for the annual reporting period beginning January 1, 2018.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through February 27, 2018, the date that the financial statements were available for issuance.

VISCOGLIOSI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017